UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **April 22, 2005**

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On April 22, 2005 Acxiom Corporation amended the Third Amended and Restated Credit Agreement dated as of March 24, 2005 (the "Restated Credit Agreement") with JPMorgan Chase Bank, N.A., as the agent, and other lenders party thereto. Under the terms of the Restated Credit Agreement prior to amendment, the lenders committed to make revolving loans and to acquire participations in letters of credit and swingline loans in an aggregate amount of $245,000,000. The amendment to the Restated Credit Agreement increases the aggregate revolving commitments from $245,000,000 to $325,000,000 and provides that, in certain circumstances, Acxiom may request a further increase in the aggregate amount of the revolving commitments by an amount not to exceed $125,000,000.

Item 7.01 Regulation FD Disclosure.

The Board of Directors of Acxiom previously approved a program for the repurchase of shares of Common Stock, $.10 par value, of Acxiom in an amount up to $200 million worth of its shares in various limited open market transactions or through privately negotiated transactions (the "Repurchase Program"). As of April 14, 2005 approximately 10 million shares had been repurchased at an average purchase price of approximately $17.64 per share, resulting in a total repurchase cost of approximately $176.1 million. The Board of Directors of Acxiom authorized an increase in the maximum total funds that may be expended on the Repurchase Program from $200 million to $400 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 28, 2005

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
Name: Jerry C. Jones
Title: Business Development/Legal Leader